Exhibit 21.1

NCI BUILDING SYSTEMS, INC.

List of Subsidiaries

NCI Group, Inc.	Nevada

Steelbuilding.com, Inc.	Delaware

Building Systems de Mexico, S.A. de C.V.	Mexico

Robertson-Ceco II Corporation	Delaware

Robertson Building Systems Limited	Canada